Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports, relating to the consolidated financial statements of The Royal Bank of Scotland Group plc (which report expresses an unqualified opinion and includes an explanatory paragraph stating that Note 43 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10) and the effectiveness of The Royal Bank of Scotland Group plc’s internal control over financial reporting dated 26 February 2014 (30 April 2014 for the consolidating financial information included in Note 43), appearing in the Annual Report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended 31 December 2013.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

25 June 2014